The Directors

Mereo Biopharma Group PLC (Mereo or the Company)

4th Floor

One Cavendish Place

London

England

W1G 0QF

Consistent with section 303(1) of the Companies Act 2006, we, the undersigned, require you to convene a general meeting of the Company, no later than 21 days after you receive this requisition, to consider the removal of Dr. Peter Fellner, Dr. Anders Ekblom, Dr. Deepika Pakianathan and Mr. Michael Wyzga from his/her office as director of the Company and appointing the individuals named in the proposed resolutions set out below as directors of the Company.

At the general meeting, we propose to consider and, if agreed, pass the following ordinary resolutions, giving special notice pursuant to section 168(2) and 312(1) of the Companies Act 2006, to a resolution to remove a director under section 168 of the Companies Act 2006 and pursuant to Article 32 of the Company’s articles of association:

Ordinary resolutions:

1.	“THAT Dr. Peter Fellner, Dr. Anders Ekblom, Dr. Deepika Pakianathan and Mr. Michael Wyzga be removed from office as directors of the Company with immediate effect.”

2.	“THAT Dr. Annalisa Jenkins be appointed as director of the Company with immediate effect.”

3.	“THAT Dr. Daniel Shames be appointed as director of the Company with immediate effect.”

4.	“THAT Mr. Marc Yoskowitz be appointed as director of the Company with immediate effect.”

5.	“THAT Mr. Justin Roberts be appointed as director of the Company with immediate effect.”

Consistent with section 314 of the Companies Act 2006, we also require you to circulate, with the above resolutions, the following statement on the subject matter of the resolutions:

“Dear Fellow Mereo Shareholders,

Rubric Capital Management LP is currently the largest shareholder of Mereo, holding a ~14% stake in the Company, more than twenty-five times the combined ownership of the independent directors. We invested in the Company based upon our conviction that it was massively undervalued. In our June 9, 2022 letter to the Board, we outlined a low-risk strategy to unlock the value of the Company’s assets while preserving its diminishing cash resources.

The Board has failed to meaningfully engage with us. Consequently, we have called a special meeting to replace four long-tenured directors with four highly qualified candidates who are committed to maximizing shareholder value and who we believe will materially improve corporate governance and alignment with shareholders.

The Board has presided over a period of enormous value destruction for shareholders. For the three years ending on May 26th, when we filed our 13D, Mereo shares declined by ~90%. Since our filing, Mereo shares outperformed the Nasdaq Biotech Index. We are convinced that, with the direct involvement of our nominees, Mereo can dramatically improve shareholder value.

We underwrote our position in Mereo based on two main factors:

1)	The setrusumab partnership, which provides bedrock valuation support given the high probability of success, and the ability to unlock that value without substantial financial commitments by Mereo; and

2)	Attractive opportunities to drive incremental value from the TIGIT and AATD programs.

Mereo has failed to deliver. It failed to find a partner for TIGIT and provided murky phase 2 results in AATD. Continued cash burn in pursuit of those programs could jeopardize the per-share value of the setrusumab partnership.

If elected to the Board, our nominees will work with the continuing directors to maximize the Company’s value, including:

1)	Exploring strategic alternatives for the setrusumab royalty and the European rights Mereo holds;

2)	Evaluating feedback from the FDA on alvelestat and determining the best path forward;

3)	Exploring strategic alternatives for etigilimab and the non-core assets; and

4)	Reducing cash burn and evaluating opportunities for cash, including the possibility of returning excess cash to shareholders.

Our nominees are open to all ideas and intend to work collaboratively with the Board to achieve the best outcome for shareholders.

To elect our nominees, we are asking shareholders to remove four long-tenured directors. We believe these directors should be held accountable for the value destruction during their tenure. Drs. Fellner and Ekblom have been directors since 2016, during which time Mereo shares declined ~90%. Dr. Pakianathan and Mr. Wyzga joined the Board in 2019 and their tenure is marked by an ~80% decline in Mereo shares.

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Our candidates:

Annalisa Jenkins, MBBS, FRCP: Dr. Jenkins served as President and CEO of Dimension Therapeutics, a leading NASDAQ listed gene therapy company acquired by Ultragenyx in November 2017. Her prior leadership roles include serving as the Global Head of R&D at Merck Serono and SVP of Global Development at Bristol Myers-Squibb. Dr. Jenkins is a board member and advisor to many public and private health and life science companies globally. She is a committee member of the Science Board to the FDA and is Chair of The Court at The London School of Hygiene and Tropical Medicine. Dr. Jenkins graduated with a degree in medicine from St. Bartholomew’s Hospital in the University of London and served as a Surgeon Lieutenant Commander in the British Royal Navy.

Daniel Shames, MD: Dr. Shames served as President of Daniel A. Shames Consulting, providing regulatory services to over 100 biotechnology and pharmaceutical clients. Prior to starting his consultancy, Dr. Shames spent 12 years at the FDA involved in the safety and efficacy review of hundreds of drugs. Dr. Shames served as Deputy Director, Office of Drug Evaluation III from 2006 to 2008, while also serving as Director of the Division of Gastroenterology and Inborn Error Products. Prior to that, he was Director of Reproductive and Urologic Drugs from 2001 to 2006, founded Carolina Urocorp, operated a private medical practice, and was a Major in the United States Army Medical Corps. Dr. Shames received his undergraduate degree from Brandeis University, his MD from Georgetown University School of Medicine, and completed his urology residency at the University of Pennsylvania.

Marc Yoskowitz: Mr. Yoskowitz serves as EVP and Chief Strategy Officer, Life Sciences at Tempus, Inc. Prior to Tempus, Mr. Yoskowitz was Chief Business Officer, Pfizer Essential Health, leading a range of corporate initiatives within the Pfizer portfolio. Before that, he served as SVP, Strategy and Corporate Development at Hospira and was a member of the Executive Committee. Earlier in his career, Mr. Yoskowitz led business development at a specialty pharmaceutical company, spent eight years at McKinsey & Company, and began his career as an M&A lawyer at Davis, Polk & Wardwell in New York. Mr. Yoskowitz received a bachelor’s degree, magna cum laude, from Washington University in St. Louis and holds a JD from Columbia University School of Law.

Justin Roberts: Mr. Roberts is a Partner at Rubric Capital Management LP, a role he has held since the formation of the company in 2016. Before Rubric, he spent seven years at Point72 Asset Management. Mr. Roberts also held roles at ZS Associates, Moore Capital Management, and Lehman Brothers as an investment banker in their M&A practice. Mr. Roberts graduated with honors from Johns Hopkins University.

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We hope shareholders will support our slate and, if successful, we believe our nominees can help unlock considerable value for all shareholders.

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Investor contacts:

Justin Roberts

(212) 418-1888

mereo@rubriccapital.com

Okapi Partners LLC

Bruce Goldfarb / Jason Alexander

(212) 297-0720

info@okapipartners.com

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We confirm, on behalf of certain funds managed by us, that such funds hold Ordinary Shares representing at least 5% of the total voting rights of all members of the Company having a right to vote at general meetings of the Company.”

We undertake, on behalf of funds managed by us, to pay a sum reasonably sufficient to meet the expenses of the Company in giving effect to the requisition to circulate a statement pursuant to section 314 of the Companies Act 2006.

Signed:

Rubric Capital Management LP

As manager or sub-manager of its funds and accounts

__________________________

Name: David Rosen

Title: Authorized Signatory

No. and Class of Shares Held: 31,950,000 Ordinary Shares and 51,830,600 Ordinary Shares represented by 10,366,120 American Depositary Shares.

September 13, 2022

Name and address of member	Signature	No and class of shares held	Date
Rubric Capital Management LP as manager or sub-manager of its funds and accounts		31,950,000 Ordinary Shares and 51,830,600 Ordinary Shares represented by 10,366,120 American Depositary Shares	September 13, 2022

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